OMNI FINANCIAL SECURITIES, INC.

**Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission**

With Report of Independent Registered Public Accounting Firm

For the Year-Ended December 31, 2021

SEC ID# 8-44034

Contents

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Omni Financial Securities, Inc.
Columbus, Ohio

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Omni Financial Securities, Inc. (the "Company") as of December 31, 2021, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

Supplemental Information

The Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and the Exemption Provision of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 (collectively referred to as "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and the Exemption Provision of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 are fairly stated, in all material respects, in relation to the financial statements as a whole.



We have served as the Company's auditor since 2017.

Glen Allen, Virginia
February 24, 2022

OMNI FINANCIAL SECURITIES, INC.
Financial Statements
Statement of Financial Condition
As of December 31, 2021

Assets

Cash and cash equivalents	$ 39,996
Accounts receivable	12,329
Prepaid Expenses	5,849
	$ 58,174

Liabilities and Stockholder's
Equity

Liabilities:

Commissions Payable	$ 5,250
Related Party Payable	3,250
Total Liabilities	8,500
Stockholder's equity	49,674
	$ 58,174

The accompanying notes are an integral part of these financial statements.

OMNI FINANCIAL SECURITIES, INC.
<u>Financial Statements</u>
Statement of Operations
For the Year-Ended December 31, 2021

Revenue:

Commission revenue	$ 192,313
Other Income	3
Total revenues	192,316

Operating Expenses:

Commissions	134,559
Other expenses	55,468
Total operating expenses	190,027
Net Income	$ 2,289

The accompanying notes are an integral part of these financial statements.

OMNI FINANCIAL SECURITIES, INC.
Financial Statements
Statement of Changes in Stockholder's Equity
For the Year-Ended December 31, 2021

	Common Stock		Paid-in Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
	Shares	Amount			
Balance, January 1, 2021	500	$ 500	$ 117,862	$ (70,977)	$ 47,385
Net Income	-	-	-	2,289	2,289
Balance December 31, 2021	500	$ 500	$ 117,862	$ (68,688)	$ 49,674

The accompanying notes are an integral part of these financial statements.

OMNI FINANCIAL SECURITIES, INC.
Financial Statements
Statement of Cash Flows
For the Year-Ended December 31, 2021

Cash flows from operating activities		
Net Income	$	2,289
Changes in operating assets and liabilities		
Accounts Receivable		1,286
Prepaid expenses		292
Commissions payable		(2,311)
Net cash provided by operating activities		1,556
Net increase in cash		1,556
Cash and cash equivalents, beginning of year		38,440
Cash and equivalents, end of year	$	39,996

The accompanying notes are an integral part of these financial statements.

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by Omni Financial Securities, Inc. (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

The Company was incorporated in the State of Ohio in 1991. The Company has adopted a calendar year.

Description of Business

The Company, located in Columbus, OH, is a broker dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3 (k)(1), which provides an exemption for "Limited Business." The Company is wholly-owned by Centerpoint Stewardship, Inc. (the "Parent").

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable represent amounts due from customer transactions. The Company follows the Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2016-13 – Current Expected Credit Losses ("CECL") for determining future expected credit losses for trade and other receivables. The Company considers an allowance for credit losses based on factors surrounding the credit risk of customers, past events, current conditions, and reasonable and supportable forecasts concerning the future. Management has determined that no allowance was necessary at December 31, 2021.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company, with the consent of its stockholder, has elected for federal income tax purposes to be an S Corporation. In lieu of corporate income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income or loss. Accordingly, no provision or liability for income taxes has been included in the accompanying financial statements.

Income Tax Uncertainties

The Company follows the Financial Accounting Standard Board's ("FASB") guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the Company's tax position and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amounts that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Concentrations

The Company's concentration is in services, which is the sale of variable annuities and mutual funds. Three customers comprised 55% of revenues during 2021 and four customers comprised 75% of accounts receivable at December 31, 2021.

Revenue Recognition

Commission Revenue: The Company earns commissions for the sale of insurance policies, mutual funds, annuities, and other financial products to customers. The Company records commission revenue based on the effective date of the sale of insurance policies, mutual funds, annuities and other financial products. The Company believes that the performance obligation is satisfied on the effective date because that is when the customer is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to the customer. The Company earns trail commissions on certain insurance policies sold to customers as long as those policies remain current and active with the insurance provider. The Company records trail commission revenue as trail commissions are remitted to the Company from the insurance provider. The Company believes sufficient uncertainty exists outside of the Company's control as to the policies remaining active between the customer and the insurance provider and therefore does not recognize trail commission revenue until that contingency is resolved. Receivables related to commission revenue were $13,615 and $12,329 as of January 1, 2021 and December 31, 2021, respectively. There were no contract assets or liabilities as of January 1, 2021 or December 31, 2021.

Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 24, 2022, which is the date the financial statements were issued. The Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE B – REGULATORY REQUIREMENTS

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2021, the Company had net capital of $36,746 which was $31,746 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.23 to 1. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

NOTE C – RELATED PARTY TRANSACTIONS

The Parent allocates to its subsidiaries certain expenses it incurs that are related to the subsidiaries' operations via management and overhead expenses. The allocated expenses totaled $28,041 for 2021 and is included in other expenses on the accompanying statement of operations. The Company currently occupies office space leased by the Parent, the expense for which is allocated through the Expense Agreement. Management has reviewed the Expense Agreement and concluded that this contract does not contain any leases under the scope of ASU 2016-02 – Leases (Topic 842).

NOTE D – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers' SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

OMNI FINANCIAL SECURITIES, INC.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2021

Computation of Net Capital
    Stockholder's Equity   49,674

    Non-Allowable Assets

        Prepaid Expenses   (5,849)

        Accounts Receivable - Other   (7,079)

    Total Non-Allowable Assets   (12,928)

    Net Capital   36,746

Computation of Net Capital Requirement
    Minimum Net Capital Required as a Percentage of Aggregate Indebtedness   567
    Minimum Dollar Net Capital Requirement of Reporting Broker-Dealer   5,000
    Net Capital Requirement   5,000
    Excess Net Capital   31,746

Computation of Aggregate Indebtedness

    Total Aggregate Indebtedness   8,500
    Percentage of Aggregate Indebtedness to Net Capital   23.13%

Computation of Reconciliation of Net Capital

    Net Capital Computed on FOCUS IIA as of December 31, 2021   39,589
        Adjustments
            Increase (Decrease) in Equity   4,858
            Increase (Decrease) in Allowable Assets   (7,701)
    Net Capital as presented   36,746

Excess Net Capital Computed on FOCUS IIA as of December 31, 2021   34,589
    Decrease in Net Capital   2,843
    Excess Net Capital as presented   31,746

OMNI FINANCIAL SECURITIES, INC.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2021

EXEMPTION PROVISION OR RESERVE REQUIREMENTS PURSUANT TO RULE 13C3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

The Company is exempt under Rule 15c3-3(k)(1) from preparing the Determining of Reserve Requirements Pursuant to Rule 15c3-3.



Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Omni Financial Securities, Inc.
Columbus, Ohio

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Omni Financial Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Omni Financial Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provisions") and (2) Omni Financial Securities, Inc. stated that Omni Financial Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Omni Financial Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Omni Financial Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Keiter

Glen Allen, Virginia
February 24, 2022

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com



OMNI FINANCIAL SECURITIES, INC.
1900 Polaris Parkway, Suite 450
Columbus, OH 43240
Tel: 614-438-5300   Fax: 614-410-3384

A REGISTERED FINRA BROKER DEALER
MEMBER SIPC

Omni Financial Securities, Inc. Exemption Report

Omni Financial Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").

This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of my knowledge and belief, the company states the following:

(1) The Company met the identified exemptions provisions in 17 C.F.R. § 240.15c2-3(k) throughout the most recent fiscal year without exception under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(1).

Omni Financial Securities, Inc.

I, Robert Ostrander, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: ____PRES____

Date: ____FEB 24 2022____